Exhibit 99.13

FIRST AMENDMENT TO EMPLOYEE MATTERS AGREEMENT

This First Amendment (this “Amendment”) to the Employee Matters Agreement, dated as of the 26th day of January 2016 (the “Employee Matters Agreement”), Lockheed Martin Corporation, a Maryland corporation (“Parent”), Abacus Innovations Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Spinco”) and Leidos Holdings, Inc., a Delaware corporation (“RMT Parent”), is made as of the 27th day of June 2016. Each of Parent, Spinco, and RMT Parent is sometimes referred to individually as a “Party” and collectively they are sometimes referred to as the “Parties.”

RECITALS

WHEREAS, in connection with the Agreement and Plan of Merger dated as of January 26, 2016 (the “Merger Agreement”), entered into by and Parent, Spinco, RMT Parent, and Lion Merger Co., a Delaware corporation and wholly owned Subsidiary of RMT Parent, the Parties contemporaneously entered into the Employee Matters Agreement; and

WHEREAS, the Parties desire to amend certain rights and obligations of the Parties under the Employee Matters Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereof, and intending to be legally bound hereby, the Parties agree as follows:

AGREEMENT TO AMEND

Section 1.    Definitions. Capitalized terms used in this Amendment but not defined herein shall have the meanings given to them in the Employee Matters Agreement.

Section 2.    Amendment to Section 2.03(c) of the Employee Matters Agreement. Section 2.03(c) of the Employee Matters Agreement is hereby amended and restated in its entirety as follows:

“(c) The terms of the Successor Savings Plan, or each such Successor Savings Plan, shall provide that the Spinco Business Employees shall have the right to make direct rollovers to such plan of their accounts in each Parent Savings Plan, other than a direct in-kind rollover of any investments in Lockheed Martin Corporation stock and RMT Parent stock. No Successor Savings Plan shall be obligated to permit investments in Lockheed Martin Corporation stock after the Distribution Date. Each Successor Savings Plan shall also provide that the Spinco Business Employees shall have the right to make direct rollovers to such plan of any notes evidencing loans made to such Spinco Business Employees, as provided in paragraph (d) of this Section 2.03. However, if Parent reasonably determines that a direct rollover from a Parent Savings Plan to a Successor Savings Plan is impermissible under Section 401(k) of the Code, Spinco or the RMT Parent Entity, as the case may be, shall cause the Successor Savings Plan, or each such Successor Savings Plan, to accept a transfer of assets and liabilities with respect to the Spinco Business Employees from the corresponding Parent Savings Plan at such time and in such form as agreed upon by Parent and Spinco or an RMT Parent Entity, as the case may be. If any Spinco Business Employee has a loan that remains outstanding under a

Parent Savings Plan after the Distribution Date, Parent shall provide coupon books to permit such Spinco Business Employee to continue to repay such loan until the earlier of the date such loan is paid in full and the date such loan is rolled over to a Successor Savings Plan as provided in paragraph (d) of this Section 2.03.”

Section 3.    Corporate Authorization; No Conflict. Each Party represents and warrants that it has the necessary corporate power and authority to enter into this Amendment and to carry out its obligations hereunder. The execution and delivery by each Party of this Amendment, and the consummation of the transactions contemplated by this Amendment, have been duly authorized by all requisite corporate action on the part of each Party, except in the case of Spinco for the approval of Parent in its capacity as sole stockholder of Spinco. The execution, delivery and performance by each Party of this Amendment do not (i) contravene or conflict with its articles or certificate of incorporation or its bylaws or (ii) contravene, conflict with, result in any breach of, constitute a default (or an event which, with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of any material contract to which any such Party is a signatory or otherwise is bound, except in any such case as would not reasonably be expected (A) in the case of Parent or Spinco, to (I) materially and adversely affect the ability of Parent or Spinco to carry out its obligations under and to consummate the Contemplated Transactions (as defined in the Merger Agreement) or (II) otherwise have a Spinco Material Adverse Effect (as defined in the Merger Agreement), or (B) in the case of RMT Parent, to (I) materially and adversely affect the ability of RMT Parent to carry out its obligations under and to consummate the Contemplated Transactions (as defined in the Merger Agreement) or (II) otherwise have an RMT Parent Material Adverse Effect (as defined in the Merger Agreement).

Section 4.    Related Amendments. If and to the extent any other amendments to the Employee Matters Agreement, the Merger Agreement or the Separation Agreement are necessary to give effect to the changes contemplated by this Amendment, the Parties agree to make such further amendments.

Section 5.    Limited Amendment. Except as specifically provided in this Amendment, the Employee Matters Agreement shall remain in full force and effect without any other amendments or modifications.

Section 6.    Counterparts; Effectiveness. This Amendment may be signed in any number of counterparts (including by facsimile or PDF), with the same effect as if the signatures thereto and hereto were upon the same instrument. This Amendment shall become effective when each Party shall have received a counterpart hereof signed by the other Parties hereto.

Section 7.    Governing Law. This Amendment shall be construed in accordance with and governed by the law of the State of Delaware (without regard to the choice of law provisions thereof).

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed by their respective authorized representatives on the day and year first above written.

LOCKHEED MARTIN CORPORATION

By:	/s/ Stephen M. Piper
Name:	Stephen M. Piper
Title:	Vice President and Associate General Counsel

ABACUS INNOVATIONS CORPORATION

By:	/s/ F. Barry Hennegan
Name:	F. Barry Hennegan
Title:	Vice President and Secretary

LEIDOS HOLDINGS, INC.

By:	/s/ Roger A. Krone
Name:	Roger A. Krone
Title:	Chief Executive Officer

[SIGNATURE PAGE TO FIRST AMENDMENT TO EMPLOYEE MATTERS AGREEMENT]